VEON Accelerates Telecom Market Consolidation in Uzbekistan, a Market of Nearly 40 Million People Strategic acquisition of Perfectum strengthens Beeline Uzbekistan’s competitive position, expands spectrum resources and creates new opportunities for growth in 5G, broadband and digital Dubai, New York & Tashkent, 19 October 2026 – VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or the “Company”), today announces that it has agreed to acquire 100% of Rubicon Wireless, the mobile network operator trading under the “Perfectum” brand, a mobile network operator in Uzbekistan. The acquisition will bring complementary spectrum and network assets into VEON’s operations in Uzbekistan, strengthening Beeline Uzbekistan’s ability to deliver better connectivity, expand broadband access and support the country’s growing demand for digital services, financial services and sovereign augmented intelligence further contributing to the strong economic growth and ongoing modernization of the Uzbekistan’s economy. Under the terms of the agreement, the total consideration is approximately USD 207 million inclusive of the assumed Perfectum's outstanding financial debt of approximately USD 93 million. The acquisition reinforces VEON's long-term commitment to Uzbekistan, one of the Company's core growth markets, and represents a further investment in the country's telecommunications infrastructure. It strengthens VEON’s spectrum portfolio in the country and supports the continued development of its 4G/LTE network, future 5G services and fixed wireless access offering. Perfectum’s assets include 115 MHz of spectrum across the 850 MHz and 3,800 MHz bands, together with modern network equipment and infrastructure assets, including a 5G standalone network deployed using Nokia equipment. The transaction is expected to increase Beeline Uzbekistan’s spectrum holdings by approximately 50%, providing additional resources to enhance network coverage and capacity and support its roadmap for 5G and fixed wireless access services. The combination is also expected to improve the efficiency of future network investment and generate capital and operating expenditure synergies through integration with Beeline Uzbekistan’s existing network. “Uzbekistan is one of VEON’s core growth markets, and this acquisition reflects our confidence in its digital future,” said Kaan Terzioglu, Group Chief Executive Officer of VEON. “By combining complementary spectrum and network assets, we can deliver better connectivity and expand access to the digital services people and businesses use every day. Our focus is to turn this investment into stronger customer experiences, more efficient network investment and sustainable growth.” “This acquisition gives us additional resources to meet our customers’ growing connectivity needs,” said Yevgeniy Nastradin, CEO of Beeline Uzbekistan. “Perfectum’s spectrum complements our existing holdings and will support our plans to strengthen coverage and capacity, introduce 5G services and expand wireless broadband for homes and businesses. Our priority is to integrate these assets effectively and translate them into tangible improvements for our customers.” The cash consideration will be funded from VEON’s existing cash resources. Relevant regulatory approvals for the acquisition have been obtained, and completion is expected by the end of October. About VEON VEON is a digital operator that provides connectivity and digital services to over 150 million connectivity and more than 228 million digital users. Operating across five countries that are home to more than 6% of the world's population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information, visit: https://www.veon.com. About Beeline Uzbekistan Unitel LLC (doing business as “Beeline Uzbekistan”) has been operating as a digital operator under the Beeline Uzbekistan trademark since September 2006. Beeline Uzbekistan is a part of VEON Group and a Certified Top Employer in 2024, 2025 and 2026. Beeline Uzbekistan has more than 2,000 employees. Forward-Looking Statements This release contains “forward-looking statements”, within the meaning of the Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to VEON's performance and strategic ambitions in Uzbekistan. There are numerous risks, uncertainties that could cause actual results and performance to differ materially from those expressed by such statements, including risks relating to VEON's performance and strategic ambitions in Uzbekistan, among others discussed in the section entitled “Risk Factors” in VEON’s 2025 Form 20-F filed with the SEC on March 16, 2026 and other public filings made by VEON with the SEC. The forward-looking statements contained herein speak only as of the date of this release and VEON disclaims any obligation to update them, except as required by law.

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